UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-39259

China Liberal Education Holdings Limited

Huateng Century Park Headquarters,

Building A, Level 2

Beijing, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On May 12, 2020, China Liberal Education Holdings Limited (the “Company”) closed its initial public offering (“IPO”) of 1,333,333 ordinary shares, par value $0.001 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to the its registration statement on Form F-1 (File No. 333-233016), originally filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2019 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 31, 2020 (the “Effective Date”). The Ordinary Shares were priced at $6.00 per share, before underwriting discounts and offering expenses, resulting in gross proceeds of $8,000,000.  The offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “CLEU” on May 8, 2020.

In connection with the effectiveness of the Registration Statement and the closing of the IPO, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Registration Statement:

●	Underwriting Agreement, dated May 8, 2020 (the “Underwriting Agreement”), between the Company and Boustead Securities, LLC, as underwriter (“Boustead”); and

●	Warrant issued to Boustead, dated May 12, 2020, pursuant to which Boustead may purchase up to 93,333 Ordinary Shares at an exercise price of $6.00 per share, assuming no exercise of the underwriter’s over-allotment option.

In connection with the IPO, the Company issued a press release on May 13, 2020 announcing the closing of the IPO, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Liberal Education Holdings Limited

Date: May 13, 2020	By:	/s/ Jianxin Zhang
	Name:	Jianxin Zhang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement dated May 8, 2020, between the Company and Boustead Securities, LLC
4.1	Warrant issued to Boustead Securities, LLC dated May 12, 2020
99.1	Press Release

3